333-9410

P.E. 7/31/02

02050078

MARSULEX

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange act of 1934

For the month of **July 2002**

Marsulex Inc.

111 Gordon Baker Road, Suite 300
North York, ON
M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If you do not receive all pages clearly, please contact the sender above.

111 Gordon Baker Road, Suite 300, Toronto, ON Canada M2H 3R1
T (416) 496 9655 F (416) 496 1874 Toll Free 800 387 5030

www.marsulex.com

MARSULEX

NEWS RELEASE

MARSULEX REPORTS RESULTS FOR SECOND QUARTER 2002

TORONTO, Canada, July 31, 2002 -- Marsulex Inc. (TSX: MLX) today announced earnings before interest, taxes, depreciation and amortization (EBITDA) from continuing operations of $6.7 million for the second quarter ending June 30, 2002. Revenue for the period was $35.2 million and net loss from continuing operations was $1.4 million ($0.05 per share basic).

EBITDA from continuing operations for the six months ended June 30, 2002 was $12.3 million. Net earnings were $0.6 million or $0.02 per share basic. Revenue for the period was $71.2 million.

Marsulex President and Chief Executive Officer, David Gee, said the results reflect some continuing softness in the oil refining sector, excellent operating results from the Company's operations in western Canada, and the Company's ongoing investment in outsourced air quality compliance services for electrical power generators.

In the second quarter, Refinery Services posted EBITDA of $5.1 million. Although there was some improvement in the second quarter over the tough operating conditions of late 2001 and early 2002, this did not occur until late in the quarter. Construction of the site emissions facility at the BP refinery in Whiting, Indiana was substantially completed during the period.

Western Markets had an excellent second quarter, recording EBITDA of $5.8 million reflecting strong seasonal demand for the Company's water treatment and pulp and paper bleaching chemicals.

The Power Generation Group continued to focus on the execution of the Company's major new outsourcing projects for Syncrude in western Canada and Santee Cooper in South Carolina. Construction has commenced at the Syncrude site and the evaluation of bids for the Santee Cooper project is well advanced with construction commencement anticipated shortly. The group also continued research and development into new air quality compliance solutions for the power generation industry.

Comparison of the results for the Company and its operating groups with the same period last year are affected by the sale of the Company's eastern North American sulphur removal assets to Chemtrade Logistics Income Fund (the Chemtrade Transaction) on July 18, 2001 and by the disposition of the Power Generation group's parts and service business at the end of January 2002 and its mechanical collectors business in the third quarter of last year. Contributions of the eastern North American sulphur removal assets are included in Western Markets' results for the six months ended June 30, 2001 and the results of Refinery Services are similarly impacted by changes to certain contractual relationships that were restructured as a result of the Chemtrade Transaction. In addition, the consolidated statements of operations and cash flow for the first half of 2001 have been restated to reflect the disposal of the discontinued operations of BCT Chemtrade Corporation which were also sold as part of the Chemtrade Transaction.

-more-

This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

A conference call with analysts to review the second quarter 2002 results will be webcast live on www.newswire.ca/webcast on Thursday, August 1, 2002 at 10:00 a.m.

####

For further information:

David M. Gee or Laurie Tugman
President and CEO
Executive Vice President & CFO

Tel: (416) 496-4178
Tel: (416) 496-4157

MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)

	June 30 2002 (unaudited)	December 31 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 95,585	$ 118,148
Accounts receivable	40,106	32,050
Due from Chemtrade Logistics (note 4b)	--	4,000
Note from Chemtrade Logistics (note 4b)	--	4,305
Inventories	1,766	3,217
Future tax asset	1,051	1,171
Prepaid expenses and other assets	1,878	931
	140,386	163,822
Property, plant and equipment	121,321	111,873
Deferred charges and other assets, net of accumulated amortization	7,397	8,698
Goodwill, net of accumulated amortization (note 3b)	56,279	58,899
	$ 325,383	$ 343,292
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 12,887	$ 11,274
Accrued liabilities	12,522	21,259
Income taxes payable	151	1,453
Current portion of long-term debt	39,866	41,885
	65,426	75,871
Long-term debt	119,597	125,654
Deferred revenues	2,122	2,113
Other liabilities	9,511	9,993
Future tax liability	17,822	18,512
Minority interest	10,738	9,995
Shareholders' equity:		
Capital stock (note 6)	57,639	57,505
Retained earnings (deficit)	40,108	39,552
Foreign currency translation adjustment	2,420	4,097
	100,167	101,154
	$ 325,383	$ 343,292

Subsequent event (note 8)

MARSULEX INC.

Consolidated Statements of Operations (unaudited)
(in thousands of dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30	
	2002	**2001** (restated note 3c & 4a)	**2002**	**2001** (restated note 3c & 4a)
Revenue	$ 35,232	$ 73,514	$ 71,212	$ 145,021
Cost of sales and services	21,278	46,199	45,207	93,538
Gross profit	13,954	27,315	26,005	51,483
Selling, general, administrative and other costs	7,228	14,586	13,680	27,661
Loss on disposal of property, plant and equipment	--	--	20	--
Depreciation	3,512	4,382	7,301	8,730
Earnings from continuing operations before the undernoted	3,214	8,347	5,004	15,092
Unusual items (note 5)	--	--	3,612	--
Foreign exchange gain (loss) (note 3c)	--	1,511	--	(380)
Amortization of deferred charges	(130)	(373)	(262)	(742)
Interest income	623	384	1,295	707
Interest expense	(4,054)	(4,626)	(7,367)	(9,298)
Earnings (loss) from continuing operations before income taxes, minority interest and amortization of goodwill	(347)	5,243	2,282	5,379
Income taxes				
Current	469	808	982	1,015
Future	93	364	2	630
	562	1,172	984	1,645
Minority interest	517	390	742	679
Earnings (loss) from continuing operations before amortization of goodwill	(1,426)	3,681	556	3,055
Amortization of goodwill, net of income taxes (note 3b)	--	934	--	1,916
Earnings (loss) from continuing operations	(1,426)	2,747	556	1,139
Earnings from discontinued operations, net of tax (note 4a)	--	688	--	1,297
Net earnings (loss)	$ (1,426)	$ 3,435	$ 556	$ 2,436
Earnings (loss) per share				
Basic before amortization of goodwill	$ (0.05)	$ 0.12	$ 0.02	$ 0.10
Basic from continuing operations	$ (0.05)	$ 0.09	$ 0.02	$ 0.04
Basic	$ (0.05)	$ 0.11	$ 0.02	$ 0.08
Diluted, before amortization of goodwill	$ (0.05)	$ 0.12	$ 0.02	$ 0.10
Diluted, from continuing operations	$ (0.05)	$ 0.09	$ 0.02	$ 0.04
Diluted	$ (0.05)	$ 0.11	$ 0.02	$ 0.08

Consolidated Statement of Retained Earnings (Deficit) (unaudited)
For the six months ended June 30, 2002 with comparative figures for 2001
(in thousands of dollars)

	2002	**2001**
Retained earnings (deficit), beginning of year:		
As previously reported	$ 39,552	$ (22,412)
Adjustment on adoption of foreign currency translation (note 3c)		(1,522)
As restated	39,552	(23,934)
Net earnings	556	2,436
Retained earnings (deficit), end of period	$40,108	$ (21,498)

MARSULEX INC.

Consolidated Statements of Cash Flow (unaudited)
(in thousands of dollars)

	Three months ended June 30		Six months ended June 30	
	2002	**2001** (restated note 3c & 4a)	**2002**	**2001** (restated note 3c & 4a)
Cash provided by (used in):				
Operating activities:				
Net earnings (loss)	$ (1,426)	$ 3,435	$ 556	$ 2,436
Items not affecting cash:				
Earnings from discontinued operations	--	(688)	--	(1,297)
Depreciation	3,512	4,382	7,301	8,730
Loss on disposal of property, plant and equipment	--	--	20	--
Unusual items	--	--	(3,612)	--
Amortization of deferred charges and foreign exchange loss (gain)	130	(1,138)	262	1,122
Amortization of goodwill	--	1,120	--	2,366
Future income taxes	93	299	2	388
Minority interest	517	390	742	679
Other non cash items	(97)	(10)	(100)	185
	2,729	7,790	5,171	14,609
Increase in non-cash operating working capital, excluding cash and cash equivalents and current portion of long-term debt	(18,346)	(3,520)	(13,232)	(2,887)
Cash provided by (used in) continuing operations	(15,617)	4,270	(8,061)	11,722
Cash provided by (used in) discontinued operations (note 4a)	--	892	--	(1,520)
Financing activities:				
Increase in capital stock	134	--	134	--
Increase (decrease) in other liabilities	--	(166)	--	41
Cash used in discontinued operations (note 4a)	--	(973)	--	(456)
	134	(1,139)	134	(415)
Investment activities:				
Proceeds on disposals (note 5)	--	--	3,358	--
Additions to property, plant and equipment	(7,298)	(4,675)	(17,629)	(9,023)
Decrease (increase) in deferred charges	743	(1,255)	--	(1,642)
Increase in non-cash working capital investing activities	--	--	(4,219)	--
Note from Chemtrade Logistics (note 4b)	--	--	4,305	--
Cash provided by (used in) discontinued operations (note 4a)	--	(68)	--	(178)
	(6,555)	(5,998)	(14,185)	(10,843)
Foreign exchange loss on cash held in foreign currency	(402)	(80)	(451)	(158)
Decrease in cash and cash equivalents	(22,440)	(2,055)	(22,563)	(1,214)
Cash and cash equivalents – beginning of period	118,025	32,840	118,148	31,999
Cash and cash equivalents – end of period	$ 95,585	$ 30,785	$ 95,585	$ 30,785

MARSULEX INC.

Notes to Consolidated Financial Statements

1. Basis of presentation

   The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated statements except for the change in accounting policies described in note 3 below. These unaudited interim period financial statements should be read together with the audited annual consolidated financial statement and the accompanying notes included in the Company's 2001 Annual Report.

2. Certain 2001 balances have been reclassified to conform to presentation adopted in 2002.

3. Changes in accounting policies:

   Effective January 1, 2002, the Company adopted the new recommendations of the CICA. The adoption of Handbook Section 3870, "Stock-based compensation and other stock-based payments", had no impact on the Company's previously stated policy of accounting for stock options granted to employees as capital transactions. The adoption of certain provisions of Section 1581, "Business Combinations" relating to goodwill and intangible assets, and Section 3062, "Goodwill and other intangible assets", did not have an impact to the financial statements. The revisions to Section 1650, "Foreign Currency Translation" resulted in a decrease to the January 1, 2001 opening retained earnings of $1.5 million relating to the treatment of foreign currency translation for long-term debt. The details of the accounting policy changes are noted below:

   a. Stock Compensation

      The Company follows the settlement method to account for stock options. Using this method, no expense is recognized for stock options as the strike price is set at the market price on the day the awards are issued. When the stock options are exercised, the proceeds received by the Company are credited to common stock. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. Had the Company elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted subsequent to January 1, 2002, the Company's results would have been reduced as follows:

(in thousand of dollars, except per share amounts)	Three months ended June 30, 2002	Six months ended June 30, 2002
Pro forma net earnings	$ 64	$ 84
Pro forma basic earnings per share	0.00	0.00

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended June 30, 2002	Six months ended June 30, 2002
Weighted-average exercise price	$ 4.15	$ 3.95
Weighted-average fair value of options granted during the year	$ 2.24	$ 2.13
Expected life of options (years)	10	10
Expected stock price volatility	30%	30%
Expected dividend yield	0%	0%
Risk-free interest rate	5.6%	5.6%

b. Business combinations and goodwill and other intangible assets:

Section 1581 requires that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. The Company does not have any intangible assets which would be classified separately from goodwill. Section 3062 requires that goodwill no longer be amortized, but instead tested for impairment at least annually by comparing carrying value of the reporting unit to the respective fair value in accordance with the provisions of Section 3062.

The standard was implemented prospectively and as a result, the amortization of goodwill ceased. A review of business combinations prior to July 1, 2001 was performed by the Company with no changes required to the book values of goodwill and no previously unrecognized intangible assets were recorded. The Company has also performed the annual impairment test for goodwill and has determined that there is no impairment of the book value of goodwill. Had this new standard been applied in the three months and the six months ended June 30, 2001 net earnings would have increased by $0.9 million and $1.9 million respectively.

c. Foreign currency translation:

The revision to Section 1650 eliminated the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences that the Company previously deferred and amortized are now charged directly to earnings. Prior year financial statements have been restated retroactively to adopt the new Section resulting in net earnings increasing $1.7 million and $0.3 million for the three months and six months ended June 30, 2001 respectively (5.4 cents and 1.0 cents basic and 5.3 cents and 0.9 cents diluted earnings per share for the three months and six months ended respectively). The balance of retained earnings at January 1, 2001 has been decreased by $1.5 million to reflect the cumulative effect of the change on periods prior to that date.

4. Sale of sulphur removal assets and BCT Chemtrade Corporation

On July 18, 2001, the Company completed the sale of its sulphur removal services assets in eastern North America and of BCT Chemtrade Corporation (BCT), a subsidiary of Marsulex, to Chemtrade Logistics Income Fund for gross cash proceeds before costs of disposition of $167.2 million (the Chemtrade Transaction) or $156.6 million net of costs of disposition, comprised of $128.1 million for the sale of the sulphur removal assets and $28.5 million for the sale of BCT.

a. The operations of BCT comprised one operating segment. Accordingly, for reporting purposes, the gain on the sale, the results of operations and cash flows of this business, to the date of sale, are presented and disclosed as discontinued operations. Additional information related to the discontinued operations is as follows (in thousands of dollars):

	Three months ended June 30, 2001	**Six months ended June 30, 2001**
Revenue	$ 22,549	$ 42,423
Earnings from operations before depreciation	1,265	2,246
Earnings before taxes	1,200	1,981
Provision for income taxes	(240)	(396)
Minority interest	(272)	(288)
Earnings from discontinued operations	$ 688	$ 1,297
Cash provided by (used in):		
Operating activities	$ 892	$ (1,520)
Financing activities	(973)	(456)
Investment activities	(68)	(178)
Increase in cash and cash equivalents from discontinued operations	$ (149)	$ (2,154)

b. As part of the Chemtrade Transaction, Chemtrade Logistics Inc. owed the Company $4.0 million at December 31, 2001 relating to the finalization of working capital, of which $1.3 million was collected during second quarter 2002 and the remainder will be collected over the next three years and is recorded in other assets. The note in the amount of $4.3 million pursuant to an escrow agreement was received in January 2002.

5. Unusual items

On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6.5 million, of which $3.4 million was received in cash.

Proceeds of disposition	$ 6,545
Net book value and costs of sale	2,933
Gain on sale, before income taxes	3,612
Income taxes	--
Gain on sale, net of tax	$ 3,612

6. Capital stock

On January 29, 2002, the Company announced its intention to make a Normal Course Issuer Bid (NCIB) pursuant to which the Company may purchase 1,339,053 of its common shares issued and outstanding. The NCIB commenced on February 1, 2002 and will terminate on January 31, 2003 or such earlier date as the Company completes its purchases. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. During the period February 1, 2002 to June 30, 2002 no shares were acquired by the Company for cancellation.

During the second quarter 2002, the Company issued 60,000 common shares for cash proceeds of $133,800 upon the exercise of stock options.

7. Income taxes

The overall effective income tax rate for the six months ended June 30, 2002 was 43.1% compared to the statutory rate of 38.6% and to the prior year effective rate of 34.0%. The effective tax rate is higher than the statutory rate primarily due to the tax on income earned in Canadian operations offset by the benefit of previously unrecognized losses in US operations and Canadian losses, the benefit of which has not be recognized. The earnings for the six months ended in 2002 included an unusual gain from the disposal, in the first quarter of 2002, of the parts and services and other assets of $3.6 million, offset by losses not previously recognized.

The effective income tax rate for the three months ended June 30, 2002 was negative 162.2% compared to 34.0% for the same period in 2001. This negative tax rate arises from the tax on income earned on taxable Canadian operations, compared to the combined losses in the second quarter arising from US and Canadian operations.

8. Subsequent event

On July 16, 2002 the Company announced it had commenced on July 15, 2002 an offer to purchase up to US$44.2 million principal amount of its 9 5/8% Senior Subordinated Notes at par plus accrued interest. The offer is being made under the terms of the indenture relating to the Senior Subordinated Notes, as a result of the Chemtrade Transaction. The offer will expire on August 15, 2002.

9. Segments

The Company's activities are divided into four reportable segments. The three operating segments are Refinery Services, Power Generation and Western Markets. The fourth non-operating segment is Corporate Support, which provides project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, SO_2 recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. The segment also provides services to the cement industry through its patented CP-Gyp process.

Western Markets provides environmental removal services, as well as chemical products, to customers in Western Canada and until July 18, 2001 included the sulphur removal services in Eastern North America that was sold as part of the Transaction.

Schedule of business segments (unaudited)
For the three months ended June 30
(in thousands of dollars)

	Refinery Services		Power Generation		Western Markets [2]		Corporate Support		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Revenue from external customers	$18,579	$17,858	$2,069	$14,302	$14,584	$41,354	$ --	$ --	$35,232	$73,514
Earnings (loss) from continuing operations before depreciation, including loss on disposal	$5,125	$8,002	$(932)	$(1,025)	$5,784	$9,527	$(3,251)	$(3,775)	$6,726	$12,729
Depreciation, including loss on disposal	2,862	2,452	273	51	327	1,720	50	159	3,512	4,382
Earnings (loss) from continuing operations before the undernoted	$2,263	$5,550	$(1,205)	$(1,076)	$5,457	$7,807	$(3,301)	$(3,934)	$3,214	$8,347
Capital expenditures from continuing operations	$2,271	$2,613	$4,675	$1,663	$269	$350	$83	$49	$7,298	$4,675

Schedule of business segments (unaudited)
For the six months ended June 30
(in thousands of dollars)

	Refinery Services		Power Generation		Western Markets [2]		Corporate Support		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Revenue from external customers	$34,661	$34,100	$9,684	$26,786	$26,867	$84,135	$ --	$ --	$71,212	$145,021
Earnings (loss) from continuing operations before depreciation, including loss (gain) on disposal	$9,403	$12,189	$(656)	$(1,826)	$9,494	$20,204	$(5,916)	$(6,745)	$12,325	$23,822
Depreciation, including loss (gain) on disposal	5,979	5,202	585	103	649	3,115	108	310	7,321	8,730
Earnings (loss) from continuing operations before the undernoted	$3,424	$6,987	$(1,241)	$(1,929)	$8,845	$17,089	$(6,024)	$(7,055)	$5,004	$15,092
Capital expenditures from continuing operations	$10,644	$4,378	$6,612	$4,036	$285	$491	$88	$118	$17,629	$9,023
Total assets before goodwill [1]	$114,331	$103,385	$24,073	$21,089	$25,398	$23,742	$105,303	$136,177	$269,105	$284,393
Goodwill, net of amortization [1]	44,191	46,425	7,620	8,006	4,468	4, 468	--	--	56,279	58,899
Total assets [1]	$158,522	$149,810	$31,693	$29,095	$29,866	$28,210	$105,303	$136,177	$325,384	$343,292

(1) 2001 assets are at December 31
(2) Includes the sulphur removal services in eastern North America for the full quarter and the six months in 2001.

MARSULEX INC. - SECOND QUARTER 2002

Management's Discussion & Analysis

The following provides additional analysis of Marsulex's operations and financial position. It is supplementary information and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes.

REVIEW OF SECOND QUARTER 2002

The results for the second quarter reflected some continuation of the softness in the oil refining sector that had been apparent in the fourth quarter of 2001 and in the first quarter of 2002; excellent operating results from the Company's operations in western Canada; and ongoing investment in outsourced air quality compliance services for the power generation industry. The Refinery Services group benefited from the seasonal increase in spent acid regeneration. Although there was some improvement in general market conditions in the sector, this did not occur until late in the period. The Western Markets group recorded buoyant sales in the second quarter, mostly as a result of seasonal demand for water treatment and pulp and paper bleaching chemicals. The Power Generation group focused on executing the new outsourcing projects for Syncrude in western Canada and Santee Cooper in South Carolina, as well as continuing research and development of new air quality compliance solutions for the power generation industry.

RESULTS OF OPERATIONS

The Company is now focused on providing outsourced environmental compliance solutions to two principal industries: oil refining and electric power generation. These services are provided through three operating segments: Refinery Services, Power Generation and Western Markets. A fourth non-operating segment, Corporate, provides project execution support, finance, information systems, human resources, and risk management to the operating segments.

Comparison of the results of the Company and its operating groups with the same period last year are affected by the sale of the Company's sulphur removal assets in North America to Chemtrade Logistics Income Fund (the Chemtrade Transaction) that was completed on July 18, 2001 and by the disposition of non-core businesses of the Power Generation group in the third quarter of 2001 and in January 2002. Contributions of the eastern North American sulphur removal assets are included in Western Markets results for the six months ended June 30, 2001, and the results of Refinery Services are affected by changes to certain contractual relationships that were restructured as a result of the Chemtrade Transaction. In addition, the consolidated statements of operations and cash flow for the six months ended June 30, 2001 have been restated to reflect the disposal of the discontinued operations of BCT Chemtrade Corporation (which were also sold as part of the Chemtrade Transaction).

Revenue and Gross Profit

Consolidated revenue was $35.2 million for the second quarter 2002, down $38.3 million, or 52.1% from $73.5 million for the same period in 2001. Revenue for the six months was $71.2 million for 2002 compared with revenue of $145.0 million for the six months ended June 30, 2001, a decline of $73.8 million or 50.9%. The decline reflects the impact of the Chemtrade Transaction as the second quarter and six months ended in 2001 included the results for the sulphur removal assets in eastern North America.

Similarly, gross profit for the second quarter of 2002 was $14.0 million, a decrease of $13.3 million or 48.7% from the same period in 2001. For the six months ended June 30, 2002 gross profit was $26.0 million a decrease of $25.5 million or 49.5% when compared to the same period of 2001. Gross profit as a percentage of revenue increased from 37.1% for the second quarter of 2001 to 39.8% for the same period of 2002 and from 35.5% for the six months ended June 30, 2001 to 36.5% for the same period of 2002.

Refinery Services *provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process,* SO_2 *recovery to ensure air quality compliance, and regeneration of spent sulphuric acid produced during the octane enhancement of gasoline.*

Refinery Services' revenue was $18.6 million for the second quarter of 2002 compared to $17.9 million for the second quarter in 2001 and $34.7 million for the first six months of 2002 compared to $34.1 million for the same period in 2001. The second quarter revenue reflected the seasonal increase in spent acid regeneration operations and some effects later in the period from the general improvement in market conditions for the sector.

Power Generation *provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations, as well as to achieve fuel flexibility and access to the savings of lower cost high-sulphur fuel. The group also provides services to the cement industry through its patented CP-Gyp process which uses a by-product of the scrubbing process used by some manufacturers and combines it with cement kiln dust to produce a useable cement additive.*

Revenue for the Power Generation group was $2.1 million in the second quarter of 2002, down 85.3% from $14.3 million for the same period in 2001. For the six months ended June 30, 2002, revenue was $9.7 million compared to $26.8 million for the same period of 2001, a 63.8% decrease. The decrease reflected the disposal of the parts and service business in the first quarter of 2002 and the sale of the mechanical collectors business in the third quarter of last year. Revenue for the second quarter was largely composed of fees earned during the quarter while the six months results included revenue from the major FGD system installation for Virginia Power which was substantially completed in the first quarter of this year.

Western Markets *provides environmental removal services as well as chemical products to customers in Western Canada. The group produces a range of water treatment and other sulphur-based chemicals at four plants based in three locations in Western Canada. For example, it is one of the leading producers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. This and other chemicals are marketed to customers in North America.*

Revenue for Western Markets in the second quarter of 2002 was $14.6 million compared with $41.4 million for the same period in 2001, a decrease of 64.7%. The revenue for the six months ended June 30, 2002 was $26.9 million, down $57.2 million or 68.0% from the same period in 2001. The 2001 revenue includes results relating to the sulphur removal assets included in the Chemtrade Transaction. The lower revenue in 2002 compared to similar periods in 2001 reflects the sale of these assets on July 18, 2001. Ignoring the effects of the Chemtrade Transaction, Western Markets' revenue for the six months reflects seasonal demand in the second quarter of 2002 for the Company's water treatment and pulp and paper bleaching chemicals and is the primary reason for the increase over the same periods in 2001.

Selling, General, Administrative and Other Costs

Selling, general, administrative and other ("SGA") costs were $7.2 million in the second quarter of 2002 compared to $14.6 million for the same period in 2001, a decrease of $7.4 million or 50.7%. For the six months ended June 30, 2002, SGA costs of $13.7 million were down $14.0 million or 50.5% from $27.7 million for the same period in 2001. The decrease in SGA costs was due primarily to dispositions associated with the Chemtrade Transaction and the sale of non-core assets in Power Generation. SGA costs for the second quarter and six months ended June 30, 2001 included the full impact of the sales of the sulphur removal assets, the mechanical collectors business, and the parts and service business.

As a percent of revenue, SGA costs were 20.5% for the second quarter of 2002 (19.9% for the same period in 2001) and 19.2% for the six months ended June 30, 2002 (19.1% for the same period in 2001).

Earnings before interest, tax, depreciation and amortization (EBITDA)

EBITDA is presented because management believes it is a widely used financial indicator of the Company's ability to service and/or incur debt. EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies. The following details the Company's calculation of EBITDA:

(in thousand of dollars)	Three months ended June 30		Six months ended June 30	
	2002	2001 (restated [1])	2002	2001 (restated [1])
Revenue	$ 35,232	$ 73,514	$ 71,212	$ 145,021
Cost of sales and services	21,278	46,199	45,207	93,538
Gross profit	13,954	27,315	26,005	51,483
Selling, general, administrative and other costs	7,228	14,586	13,680	27,661
EBITDA	$ 6,726	$ 12,729	$ 12,325	$ 23,822

(1) See notes 3c & 4a of the unaudited interim consolidated financial statements

EBITDA was $6.7 million for the second quarter of 2002 compared to $12.7 million for the same period in 2001, a $6.0 million decrease. For the first six months of 2002, EBITDA decreased $11.5 million to $12.3 from $23.8 million for the same period of 2001. The decreases were attributable primarily to the inclusion of the results of the sulphur removal assets in eastern North America in the prior periods.

Western Markets' EBITDA for the second quarter of 2002 was $5.8 million compared to $9.5 million for the same period in 2001. For the first six months of 2002, EBITDA was $9.5 million compared to $20.2 million for the same period of 2001. This reflects the inclusion of the results from sulphur removal assets in 2001. On a comparable basis, Western Markets' EBITDA increased over last year for both the second quarter and the six months reflecting seasonal demand for the Company's water treatment and pulp and paper bleaching chemicals. Refinery Services' EBITDA for the second quarter of 2002 was $5.1 million compared to $8.0 million for the second quarter of 2001 and $9.4 million for the first six months of 2002 compared to $12.2 million for the same period of 2001. The group benefited late in the second quarter from the beginning of the increased volume of spent acid that is processed in the summer months. However, comparability with results of the prior periods is impacted by changes to contractual relationships with Irving Oil that were restructured as a result of the Chemtrade Transaction. Prior to the Chemtrade Transaction, Marsulex processed spent acid for Irving's Saint John refinery and as part of a major refinery expansion and upgrade, Irving constructed its own on-site regeneration facility and Marsulex entered into a new agreement with Irving to remove and distribute the excess sulphuric acid produced by the new facility. The impact of the loss of the Irving regeneration volume was more than offset with the new BP Whiting relationship. This year's earnings from the Irving regeneration volume have substantially disappeared as they complete their transition to their new regeneration facility, and the acid resale contract which replaced it was sold to Chemtrade. EBITDA for Power Generation for the second quarter of 2002 was comparable to the second quarter of 2001, while EBITDA for the six months ended June 30, 2002 improved by $1.1 million from the same period for 2001 and is largely the result of the reduced costs associated with the disposal of the mechanical collectors and parts and service businesses as well as an increase in fees earned during these periods.

Depreciation and Amortization

Depreciation expense for the second quarter of 2002 was $3.5 million compared to $4.4 million for the same period in 2001, a decrease of $0.9 million or 20.5%. For the first six months of 2002, depreciation was $7.3 million compared to $8.7 million for 2001. These decreases were largely attributable to the reduction in depreciation due to the disposition of fixed assets in the Chemtrade Transaction.

The Company has adopted the new Canadian Institute of Chartered Accountants' (CICA) Handbook Section 3062, "Goodwill and other intangible assets", effective January 1, 2002. Under this section the Company no longer amortizes goodwill, but instead goodwill will be tested annually for impairment by comparing the carrying value of the reporting unit to the respective fair value. A review of business combinations prior to July 1, 2001 was performed by the Company with no changes required to the book values of goodwill and no previously unrecognized intangible assets were recorded. The Company completed the annual impairment test for goodwill during the second quarter and has determined that there is no impairment of the book value of goodwill. Had this new standard been applied in the three months and the six months ended June 30, 2001, net earnings would have increased by $0.9 million and $1.9 million respectively.

Foreign Exchange Loss (Change in accounting policy)

Under the CICA Handbook revision to Section 1650, "Foreign currency translation", foreign currency translation differences from the translation on the Senior Notes outstanding as at June 30, 2001 are no longer deferred and amortized but rather taken directly into income. Therefore, in accordance with the revision, the net earnings for the second quarter and the six months of 2001 have been restated to reflect an increase of $1.7 million and $0.3 million respectively. In addition, the January 1, 2001 opening retained earnings has been decreased by $1.5 million to reflect the cumulative effect of the change on periods prior to that date. There is no impact to the second quarter and six months ended June 30, 2002 earnings because the Senior Notes were fully retired on July 18, 2001 as part of the Chemtrade Transaction.

Interest Expense, Net

Net interest expense was $3.4 million in the second quarter of 2002, a decrease of $0.8 million or 19.0% over the $4.2 million net expense for the same period in 2001. For the six months, net interest expense was $6.1 million, a decrease of $2.5 million or 29.1% from the net interest expense of $8.6 million for the same period last year. The decrease in net interest expense is due to a decrease in interest expense as a result of the retirement of the Senior Notes and an increase in interest income resulting from the cash generated by the Chemtrade Transaction that is being invested in short-term interest bearing deposits.

Income Taxes

The overall effective income tax rate was 43.1% for the six months ended June 30, 2002 compared to the statutory rate of 38.6% and to the prior year effective rate of 34.0%. Given the nature and location of its operations, Marsulex would have expected a tax rate of 37.0%. However, due to the amount of current and prior years losses, the benefit of which has not been recognized, and the cost associated with the Company's current level of debt, the rate will fluctuate from period to period.

The Company currently incurs approximately $2.0 million in cash taxes each year. Management expects this to continue into the near future given the significant tax losses available to offset future increases in taxable income.

CONSOLIDATED BALANCE SHEETS

Total assets were $325.4 million at June 30, 2002 compared to $343.3 million at December 31, 2001.

The net book value of property, plant, and equipment at June 30, 2002 increased by $9.4 million over the December 31, 2001 balance of $111.9 million. This increase is primarily due to capital additions during the six months ended June 30, 2002 of $17.6 million reduced by depreciation expense of $7.3 million, disposals, and the impact of a stronger Canadian dollar versus the US dollar for US property, plant, and equipment, the impact of which is included in the foreign currency translation adjustment.

Accounts receivable increased by $8.0 million to $40.1 million from the December 31, 2001 balance of $32.1 million primarily due to amounts recoverable from a customer relating to the customer's scope of a capital project which was reimbursed subsequent to the quarter end. Accounts payable was stable, while accrued liabilities decreased $8.8 million when compared to the December 31, 2001 balance of $21.3 million largely due to the reduced activity on the major Power Generation project substantially completed in the first quarter of 2002. Inventory has decreased $1.4 million as a result of the disposal of the parts and services business in January of 2002. Prepaid expenses at the end of the second quarter increased to $1.9 million due to prepaid insurance. The $4.3 million owed pursuant to an escrow agreement was collected in January of 2002. The amount of $2.7 million owed by Chemtrade Logistics Inc. relating to the finalization of the working capital remains outstanding with $1.3 million being collected during the second quarter of 2002 and the remainder due over the next three years.

Total debt including the current portion of long-term debt decreased by $8.0 million during the six months of 2002 due to the strengthening of the Canadian dollar versus its US counterpart. The foreign exchange gain relating to the US denominated Senior Subordinated Notes is included in the foreign currency translation adjustment.

Share Capital Outstanding

	June 30, 2002	December 31, 2001
Number of common shares	26,841,050	26,781,050
Number of convertible shares, non-voting	4,720,182	4,720,182
Number of options	2,898,751	2,736,500

During the second quarter 60,000 common shares were issued upon the exercise of stock options for cash proceeds of $133,800.

On January 29, 2002, the Company filed a Notice of Intention to make a Normal Course Issuer Bid with the Toronto Stock Exchange, pursuant to which the Company may purchase up to 1,339,053 of its common shares, representing approximately 5% of its 26,781,050 issued and outstanding common shares. During the six months ended June 30, 2002 the Company did not acquire any shares for cancellation pursuant to the Notice of Intention to make a Normal Course Issuer Bid.

The Company continues to believe that the current market price of its common shares does not fully reflect the value of its business and its future business prospects and represents a discount to management's estimate of the underlying net asset value of the shares.

The adoption of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments" by the Company effective January 1, 2002, had no impact to the Company's previously stated policy of accounting for stock options granted to employees as capital transactions.

Financial Condition & Liquidity

($ millions)	June 30, 2002	December 31, 2001
Debt	$ 159.5	$ 167.5
Debt to Equity	1.6x	1.7x
Net debt (1)	$ 63.9	$ 49.4
Net debt to EBITDA (2)	2.3x	1.3x
Net debt to Equity	0.6x	0.5x
Interest coverage (EBITDA to interest expense)	1.7x	2.3x

(1) Net debt is defined as total debt less cash and cash equivalents.
(2) EBITDA for the last twelve months ended June 30, 2002 includes the results of the sulphur removal assets in eastern North America for the period ending July 1st, 2001 to July 17th, 2001.

Cash and cash equivalents at the end of the second quarter 2002 were $95.6 with excess cash continuing to be invested in short-term, interest-bearing deposits. This cash, together with any new operating credit facility, will be utilized for, but not limited to, acquisitions or expansions of processing operations, development of new technologies, and development or expansion of the Company's presence in new markets.

As a result of the Chemtrade Transaction on July 18, 2001, the Company was obligated to make an offer within 380 days to purchase the Senior Subordinated Notes. Under the terms of the indenture, the total amount offered was limited to the net cash proceeds from the Chemtrade Transaction reduced by the repayment of the Senior Notes and funds committed and applied on capital projects in the next 360 days. Notwithstanding the foregoing, the Company was not required to purchase more than 25% of the original principal amount (US $26,250,000) prior to the fifth anniversary, June 30, 2003, and accordingly this amount has been recorded as the current portion of long-term debt at March 31, 2002 and at December 31, 2001. The remaining amount, if any, would be required to be included in a second offer to purchase to be made on the fifth anniversary. On July 16, 2002 the Company announced it had commenced, on July 15, 2002, an offer to purchase up to US$44.2 million principal amount of its Senior Subordinated Notes at par plus accrued interest. The offer represents the full amount of the obligation under the terms of the indenture relating to the Senior Subordinated Notes as a result of the Transaction, and therefore the Company will not be making a second offer on the fifth anniversary of the Senior Subordinated Notes. The offer will expire on August 15, 2002.

Currently the Company has commitments in excess of $200 million relating to the Syncrude and Santee Cooper projects. These commitments exceed current cash balances and internally generated cash; therefore, the Company intends to raise funds to cover its commitments during the construction period of the two projects. The amount of financing required will also be affected by the amount of Senior Subordinated Notes tendered in the offer mentioned above. Any funds remaining as a result of Senior Subordinated Notes not being tendered would be used to satisfy capital commitments during the construction period. Although the Company's financial indicators have improved subsequent to the Chemtrade Transaction, the assumption of increased debt during the construction period will cause these indicators to change until the projects are completed.

Until new financing is in place, the Company is at risk as to the availability of new credit and the associated interest rates.

Working Capital

The Company's working capital, excluding cash and cash equivalents and current portion of long-term debt, was $19.2 million at June 30, 2002 compared to $11.7 million at December 31, 2001. The $7.5 million increase in working capital was primarily the result of the decrease in accrued liabilities. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The increase in working capital resulted in an increase in the current ratio, excluding cash and cash equivalents and the current portion of long-term debt, from 1.34:1 in 2001 to 1.75:1 in 2002.

CONSOLIDATED STATEMENTS OF CASH FLOWS

During the second quarter of 2002, the Company generated $2.7 million in cash from operations before changes in non-cash working capital, compared to $7.8 million for the same period in 2001. For the six months ended June 30, 2002, $5.2 million in cash from operations before changes in non-cash working capital was generated, compared to $14.6 million for the same period in 2001. These decreases were due to the lower EBITDA resulting from inclusion of the sulphur removal assets in eastern North America for the first six months in 2001.

Cash and cash equivalents at the end of the second quarter of 2002 was $95.6 million down from $118.2 million at December 31, 2001. Cash provided by operations, cash generated by the disposal of non-core Power Generation assets, and the amounts collected from Chemtrade Logistics relating to the Chemtrade Transaction were offset by capital additions and an increase in non-cash working capital.

Capital expenditure for the second quarter of 2002 was $7.3 million compared to $4.7 million for the same period of 2001 and was $17.6 million for the first six months of 2002 compared to $9.0 million for the first six months of 2001. This was primarily due to the increase in capital expenditures associated with the BP Whiting project on which mechanical completion was substantially achieved in the second quarter of 2002. As well, construction commenced on the Syncrude project in western Canada and the evaluation of bids for the Santee Cooper project in South Carolina is well advanced with construction anticipated shortly.

OUTLOOK

Refinery Services showed signs of improved conditions in the oil-refining sector late in the second quarter and Western Markets had improved results year to date, although they are subject to seasonality. An increasing percentage of the Company's revenue is generated from fees and contracts with customers that provide some volume protection during a downturn in market conditions. The Company's core businesses remain sound and are expected to generate stable earnings.

The Power Generation group will continue to focus on execution of the Syncrude and Santee Cooper projects.

Forward-looking Statements

The foregoing may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

MARSULEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

August 1, 2002

By: ______________________

Lucio Milanovich
Director, Finance